UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Boise Cascade Company
(Exact name of registrant as specified in its charter)

Delaware	001-35805
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

1111 West Jefferson Street
Suite 300
Boise, Idaho 83702-5389
(Address of principal executive offices) (Zip code)

Jill Twedt, Senior Vice President, General Counsel and Secretary (208) 384-4924
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Boise Cascade Company (the "Company") is a large, integrated wood products manufacturer and building materials distributor with widespread operations throughout the United States (U.S.) and one manufacturing facility in Canada. As used in this Form SD, the terms "Boise Cascade," "we," and "our" refer to the Company and its consolidated subsidiaries. We are one of the largest producers of engineered wood products (EWP) and plywood in North America and a leading U.S. wholesale distributor of building products. Our products are used in the construction of new residential housing, including single-family, multi-family, and manufactured homes, the repair-and-remodeling of existing housing, the construction of light industrial and commercial buildings, and industrial applications.

Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), requires a reporting company to file a Form SD if it determines that any “conflict minerals” (as specified by Form SD) are necessary to the functionality or production of a product manufactured by the company or contracted by the company to be manufactured during the calendar year ended December 31, 2023 (the “Reporting Period”). As of the date of this filing, “conflict minerals” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. If a reporting company determines that conflict minerals are necessary to the functionality or production of a product manufactured by the company or contracted by the company to be manufactured, then such company must conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of such conflict minerals originated in a “Covered Country” or whether they are from recycled or scrap sources. As of the date of this filing, the “Covered Countries” are the Democratic Republic of the Congo or an adjoining country, which means a country that shares an internationally recognized border with the Democratic Republic of the Congo. The Conflict Minerals Rule defines the subject minerals as “conflict minerals” regardless of the geographic origin of the minerals and even if the mining and sourcing of the minerals did not fund armed conflict.

Conflict Minerals Disclosure

This is the Company’s disclosure required under the Conflict Minerals Rule for the Reporting Period.

As set forth in our Code of Ethics (the “Code”), our core values are Integrity, Safety, Respect, and Pursuit of Excellence. We aspire to do business only with third parties that have a reputation for integrity, and anyone representing the Company or working on our behalf is expected to act consistently with our Code. Our Code also emphasizes our belief in fair labor practices and our commitment to fostering an environment that recognizes and supports all aspects and dimensions of human rights. We expect our employees to ensure that our suppliers, contractors, or other business partners do not participate in any practice that violates human rights. Our Code also states that it is our policy to comply at all times with the laws, rules, regulations, and compliant labor practices that apply to our business and have the same expectations of our suppliers.

The Company’s Supplier Code of Conduct (the “Supplier Code”) can be found at https://www.bc.com/suppliers/. The Supplier Code defines the expectations we have of each of our suppliers, vendors, contractors, consultants, agents and any others who provide goods and services to the Company. The Supplier Code also includes the Company’s commitment to sourcing products from suppliers that share our values regarding ethical business practices and environmental responsibility. Suppliers are expected (a) to ensure that products supplied to Boise Cascade do not contain metals derived from conflict minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (or any adjoining country), and (b) to support the commitments set forth in Boise Cascade’s Conflict Minerals Policy (available at https://www.bc.com/resources/conflict-minerals-policy/). The Company does not purchase product directly from any suppliers, smelters, refiners or mines in the Covered Countries and has no direct contractual relationship with smelters and refiners. Instead, we rely on our direct suppliers to gather and provide specific information about the source of conflict minerals.

Reasonable Country of Origin Inquiry and Results

The Company assessed its product lines for the Reporting Period and determined that certain products we manufacture or contract to manufacture contain conflict minerals. Product lines included in the assessment relate to components used in the assembly of interior doors, exterior doors, wall panels and roof trusses. Through our assessment, we identified 47 suppliers of components utilizing conflict minerals. We mailed questionnaires asking those suppliers if conflict minerals are necessary to the functionality or production of the products we procure. In an effort to receive responses from all suppliers, we mailed questionnaires up to three times to nonrespondents. Of those 47 suppliers, 37 (or 79%) completed and returned the questionnaire.

Of the 37 responses we received, five stated that they had suppliers in their supply chain that had conflict minerals in their products. Two of the suppliers filed their Electronic Industry Citizenship Coalition Conflict Minerals Reporting Template (CMRT), listing the conflict minerals used and where they are sourced. Both stated they use tin that comes from the conflict affected and high-risk areas. One supplier stated that the smelters they use are all Conflict-Free Sourcing Initiative (CFSI) compliant smelters. The second stated they require suppliers to comply with local laws and regulations, including conflict minerals, as stated in their Supplier Code of Conduct.

The third supplier indicated in the CMRT they had smelters in their supplier's supply chain sourcing conflict minerals from the conflict affected and high-risk areas. The supplier indicated they had smelters sourcing all four conflict minerals, tantalum, tin, gold, and tungsten; however, the supplier indicated “there is nothing in the responses received to date to suggest that the products contain any of these minerals that directly or indirectly finance, or benefit armed groups in the covered countries.”

The fourth supplier indicated they have three vendors supplying conflict minerals to them and included the CMRT for the three vendors. The first vendor stated in their CMRT that they source tin from the conflict affected and high-risk areas; however, the smelters they use are CFSI compliant smelters. The second vendor stated in their CMRT that the tin used in their products are not sourced from any of the conflict affected and high-risk areas. The third vendor stated in their CMRT that they have all four conflict minerals in their products and are sourced from the conflict affected and high-risk areas. However, they have a Statement on Responsible Sourcing on their website stating that suppliers are required to supply DRC conflict free materials. Additionally, their Supplier Quality Manual states suppliers must comply with all applicable laws including conflict mineral laws.

In the fifth case, the supplier provided their Conflict Free Declaration letter, indicating that to their knowledge, all products provided to them are free of conflict minerals from the affected areas. Also, they stated that they are a subsidiary of a publicly traded company and therefore have undertaken a good-faith, reasonable country of origin inquiry with its suppliers to determine if all materials purchased throughout their supply chain are conflict free.

Determination

Based on the information provided by the suppliers described above, the Company does have reason to believe that its suppliers may have obtained conflict minerals which originated in the Covered Countries and some for which the sourcing areas were unknown. However, the Company found no reasonable basis for concluding that the Company’s products contain any conflict minerals that directly or indirectly financed or benefited armed groups in the Covered Countries.

In accordance with Rule 13p-1 under the Exchange Act, the Company has filed this Specialized Disclosure Form (Form SD), and such disclosure is also available to the public on our website at https://www.bc.com/portal/investor-relations/sec-filings/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized.

BOISE CASCADE COMPANY

	By	/s/ Jill Twedt
Jill Twedt
Senior Vice President, General Counsel and Secretary
Date: May 30, 2024